UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

AxonPrime Infrastructure Acquisition Corporation
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
05467C108
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05467C108

1	NAMES OF REPORTING PERSONS
FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	05467C108

1	NAMES OF REPORTING PERSONS
Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.	05467C108

1	NAMES OF REPORTING PERSONS
FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No.	05467C108

1	NAMES OF REPORTING PERSONS
Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1(a)	Name of Issuer
The name of the issuer is AxonPrime Infrastructure Acquisition Corporation (the “Issuer”).
Item 1(b)	Address of Issuer’s Principal Executive Offices
The Issuer’s principal executive offices are located at: 126 E. 56th St., 30th Floor, New York, NY 10022.
Item 2(a)	Name of Person Filing
This Amendment No. 1 to Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”):
(i)
FIG LLC, a Delaware limited liability company, indirectly controls investment advisors to certain investment funds (the “Funds”) that hold Issuer units, each consisting of one share of Common Stock and one-third of one redeemable, contingent warrant to purchase one share of Common Stock, and may therefore be deemed to beneficially own the Common Stock included in such units (the “Shares”);

(ii)
Fortress Operating Entity I LP, a Delaware limited partnership, directly or indirectly controls the general partners or sole members of the Funds, as applicable, and is the holder of all the issued and outstanding shares of FIG LLC, and may therefore be deemed to beneficially own the Shares;

(iii)	FIG Corp., a Delaware corporation, is the general partner of Fortress Operating Entity I LP and may therefore be deemed to beneficially own the Shares; and
(iv)	Fortress Investment Group LLC, a Delaware limited liability company, is the holder of all the issued and outstanding shares of FIG Corp. and may therefore be deemed to beneficially own the Shares.
The Joint Filing Agreement among the Reporting Persons to file this Amendment No. 1 to Schedule 13G jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, was filed as Exhibit A to Schedule 13G filed by the Reporting Persons on August 23, 2021, and is incorporated herein by reference.
Item 2(b)	Address of Principal Business Office or, if None, Residence
The address of the principal business office of each of the Reporting Persons is: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.
Item 2(c)	Citizenship
See Item 4 of each of the cover pages.
Item 2(d)	Title of Class of Securities
Class A Common Stock, par value $0.0001 per share.
Item 2(e)	CUSIP No.
05467C108.

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.
Item 4.	Ownership
(a)	Amount Beneficially Owned:
See Item 9 of each of the cover pages.
(b)	Percent of Class:
See Item 11 of each of the cover pages.
(c)	Number of Shares as to which such person has:
(i)	Sole power to vote or direct the vote:
See Item 5 of each of the cover pages.
(ii)	Shared power to vote or direct the vote:
See Item 6 of each of the cover pages.
(iii)	Sole power to dispose or direct the disposition:
See Item 7 of each of the cover pages.
(iv)	Shared power to dispose or direct the disposition:
See Item 8 of each of the cover pages.
Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☑
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2023

FIG LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FORTRESS OPERATING ENTITY I LP

By:	FIG CORP., its general partner

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FIG CORP.

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary